EXHIBIT D-1


                                STATE OF ILLINOIS
                          ILLINOIS COMMERCE COMMISSION

Application of AmerenUE and AmerenCIPS       )
for Approval of Fuel and Natural Gas         )
Services Agreement between                   )         Docket No.
Ameren Energy Fuels and Services Company     )
and AmerenUE and AmerenCIPS                  )


                                   APPLICATION
                                   -----------

     Union Electric Company, d/b/a AmerenUE, and Central Illinois Public Service Company, d/b/a AmerenCIPS (hereinafter referred to as "Applicants"), hereby request, pursuant to Section 7-101 of the Illinois Public Utilities Act ("Act"), 220 ILCS 5/7-101 (1999), that the Commission consent to and approve an agreement between Applicants and an affiliated interest, Ameren Energy Fuels and Services Company ("AFS").

     Under the proposed agreement, AFS would provide various fuel and natural gas supply services to the Applicants. To the extent that the Commission approves the transfer of AmerenUE's electric and gas businesses to AmerenCIPS, which are the subject of Docket Nos. 00-0648, 00-0650 and 00-0655, the only Commission-jurisdictional services that AFS would supply would be to provide AmerenCIPS gas supply services. In the event that the Commission does not approve those transfers, or the businesses are otherwise not transferred, the scope of the jurisdictional services would be broader: AFS would provide electric fuel supply services to AmerenUE and gas supply services to both AmerenUE and AmerenCIPS.

     In support of this Application, Applicants state as follows:


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     1.   AmerenUE is a corporation organized and existing under the laws of the
State of Missouri, and owns and operates an electric transmission and electric distribution system in Illinois. AmerenUE also owns and operates a natural gas distribution system in Illinois. As such, AmerenUE is a public utility subject to the jurisdiction of this Commission. In Docket Nos. 00-0648, 00-0650 and 00-0655, AmerenUE has proposed to transfer its Illinois electric and gas businesses to AmerenCIPS and, upon such transfer, to cease operating as a public utility in Illinois.

     2. AmerenCIPS is a corporation organized and existing under the laws of the State of Illinois, and owns and operates an electric transmission and electric distribution system in Illinois. AmerenCIPS does not own any electric generation, having previously transferred its generation to an affiliate, Ameren Energy Generating Company, pursuant to authority granted by the Commission in Docket No. 99-0345. AmerenCIPS also owns and operates a natural gas distribution system in Illinois. As such, AmerenCIPS is a public utility subject to the jurisdiction of this Commission.

     3. AFS is a newly created corporation organized and existing under the laws of the State of Illinois. AFS will be engaged in services relating to the procurement and management of a variety of energy-related commodities and goods, including coal and natural gas.

     4. Ameren Corporation ("Ameren") is the parent of the Applicants and also AFS. Ameren is a registered holding company under the Public Utility Holding Company Act of 1935 ("PUHCA"). As a registered holding company, Ameren and its subsidiaries are subject to regulation by the Securities and Exchange Commission ("SEC"). Ameren became a registered holding company under PUHCA on


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December 31, 1997 when the merger of Union Electric and CIPSCO, Incorporated
("the UE-CIPSCO merger") took effect.

     5.   Ameren Services Company ("Ameren Services") is a subsidiary of
Ameren, and is a corporation organized and existing under the laws of the State of Missouri. Pursuant to regulations of the SEC, Ameren Services is a "service company." As such, Ameren Services is designed to provide various services to affiliates within the Ameren holding company system. Ameren Services provides services to the Applicants in accordance with a General Services Agreement ("the GSA"). Under the GSA, such services include the procurement and management of fuel and natural gas, and the procurement of related services and resources, by Ameren Services on behalf of the Applicants. The Commission approved the GSA in the course of approving the UE-CIPSCO merger. (Order of September 10, 1997 in Docket No. 95-0551, at pp. 63-4)

     6.   In response to the Illinois Electric Service Customer Choice and
Rate Relief Law of 1997, and similar legislation in other states, energy markets in Illinois and the Midwest are evolving and becoming increasingly more competitive. In response to the changes in such markets, the Ameren system has embarked on a restructuring of its operations. The first step was to transfer the AmerenCIPS generation to Ameren Energy Generating Company, which was accomplished earlier this year. This separated that generation from the AmerenCIPS wires business. The second step is the separation of the AmerenUE wires business from the generation and electric marketing functions by transferring the AmerenUE Illinois utility businesses to AmerenCIPS.


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     7.   The ongoing separation of the Ameren wires businesses from the electric generation and marketing functions will produce further changes within the Ameren system as that system continues to adapt to the changing wholesale and retail energy markets to ensure that the Applicants receive the necessary fuel, natural gas, and other energy-related services and resources at the best cost, consistent with the Applicants providing reliable and safe service to the public in Illinois. As these markets change, they present new challenges to the Applicants and the Ameren system to continue to procure fuel and natural gas in a reasonable and prudent manner. At the same time, the market changes also present new opportunities for Ameren to provide services and resources involving fuel and natural gas procurement and management to third parties outside of the Ameren system. Ameren desires to meet such challenges, and to pursue such opportunities, in a way that optimizes the market opportunities for Applicants, without imposing incremental risk on them, or otherwise adversely affecting the services which are currently being performed for the Applicants.

     8. In light of the foregoing, Ameren has created AFS in order to perform ongoing services not only for Ameren affiliates but also for non-affiliates, such as other utilities, independent power producers, industrial customers, and others. Over time, Ameren expects that AFS will develop a significant amount of business with such non-affiliated customers.

     9. Under the regulations of the SEC, it would not be appropriate to use Ameren Services as the vehicle to provide significant and ongoing resources and services to non-affiliated customers outside of the Ameren holding company system. The SEC's regulations, however, do permit the formation and use of separate companies that are engaged in energy-related businesses, including natural gas and fuels procurement, transportation and sales. See 17 C.F.R.


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250.58 ("Rule 58"); and Attachment 1 to this Application, which is a copy of the
Application of AFS to the SEC for approval of the agreement between AFS and the Applicants, at pp. 3, 5. (The Application to the SEC was filed with that agency on October 18, 2000. A copy was mailed on that date to the Commission for its files.)

     10. The use of AFS, instead of Ameren Services, to perform fuel and natural gas procurement-related services to outside third parties will avoid imposing any incremental business risks on Ameren Services, and thus avoid any adverse impact on Ameren Services' overall cost of providing essential services to the Applicants. These services to outside parties will be structured and administered in a way that will insulate the Applicants, and also Ameren Services, from any risks taken on by AFS in its own transactions with such outside parties, and also in a way that will prevent either AFS or Ameren Services from passing on to the Applicants any costs AFS incurs in its transactions with such parties. AFS will keep separate, through the use of different contracts, the following types of transactions: 1) those with outside parties, which AFS does for its own account, and 2) those for the benefit of an Ameren affiliate, where AFS would act as its agent.

     11. To accomplish this internal restructuring, the Applicants desire to enter into a written agreement with AFS under which AFS agrees to provide a variety of energy-related services for the Applicants, in the same manner that Ameren Services is currently providing services to them. This agreement follows the same format as the GSA previously approved by the Commission. It also contains some new provisions added to deal with commercial issues which Ameren Services has dealt with in the marketplace on behalf of the Applicants since the UE-CIPSCO merger was approved. For a copy of this agreement, see Attachment 2


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entitled "Fuel and Natural Gas Services Agreement between Ameren Energy Fuels and Services Company and AmerenUE and AmerenCIPS" ("the Agreement").

     12. It is reasonable and appropriate for the Commission to consent to and approve the Agreement. First, there is nothing in the Act which prohibits or discourages Ameren from accomplishing this internal restructuring which is necessitated by evolving energy markets and which is designed to comply with requirements of the SEC and the PUHCA. Second, there will be no negative impact on either AmerenUE or AmerenCIPS, or their ratepayers, as a result of the Agreement or the Applicants' relationship with AFS. Instead, the Applicants will continue to receive the same fuel and natural gas procurement and management services which they have received since December 31, 1997 from Ameren Services. Third, the same protections against cross-subsidization which are in place with respect to the GSA will apply to the Agreement, because all Ameren system companies are subject to regulation by the SEC under PUHCA. PUHCA requires the use of a written agreement for the services in question, and also imposes significant reporting and accounting requirements specifically designed to prevent cross-subsidies. These PUHCA related requirements are in addition to those which exist under the Act and the Commission's affiliate transaction rules, and thus impose requirements on the Ameren holding company system which go beyond the requirements imposed by state law on other Illinois utilities. As an additional safeguard, the Agreement is subject to SEC approval.

     13. Moreover, this internal restructuring will centralize in one company all of the fuel and gas procurement and management services, and will also allow for transactions by AFS for its own account with non-affiliates. As such, it will create an organization which is more closely suited to the challenges and opportunities in evolving energy markets in Illinois and the


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Midwest. Further, the transactions by AFS for its own account with non-affiliates, when added to the transactions AFS will perform as agent for Ameren affiliates, will mean that AFS will be purchasing larger volumes of coal, gas, and other energy-related commodities. This will allow AFS to have a greater presence in applicable fuels markets, and an enhanced negotiating position in such markets. By contrast, Ameren Services has a smaller presence in applicable markets, and thus less bargaining power. Consequently, the Applicants expect that the Agreement and the use of AFS will create opportunities which will benefit the Applicants and their ratepayers. For a discussion of these points, see Attachment 3, which is the written direct testimony of Michael G. Mueller, Vice President of AFS and Ameren Services, filed in support of this Application.

     14. Consistent with SEC regulations, any services provided to Applicants by AFS would be at cost. Applicants wish to emphasize that the use of AFS will not result in Applicants incurring any new types of service cost in addition to those presently charged by Ameren Services, nor will the use of AFS allow the Applicants to recover through the Purchased Gas Adjustment clause ("PGA") any costs which are prohibited under the PGA rules or which are already reflected in base rates. The use of AFS is not a mechanism to expand recovery of costs or to double-recover costs. Mr. Mueller also addresses this in his accompanying direct testimony.

     15. As a further safeguard, AFS will provide the Commission Staff ("Staff") with access to all documents, personnel, and books and records of AFS which relate to transactions between AFS and the Applicants. In particular, AFS will to provide to Staff in response to its data requests, and subject to appropriate confidentiality arrangements and to the conditions for the production of data mandated by the Commission in its Order (pp. 65-66) in Docket


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No. 95-0551, all contracts which AFS enters into for the purchase or sale of coal, natural gas, and other energy-related commodities, whether AFS purchased such commodities for the Applicants, for itself, or for some other party. As Mr. Mueller explains, Applicants do not intend to object to any requests by Staff for information in the possession of AFS if such requests reasonably relate in any way to the commodities or services which AFS is providing for the Applicants.

     16. Once all regulatory approvals have been obtained for the Agreement, the services in question would be performed by AFS, and would no longer be provided by Ameren Services. To the extent then appropriate, Applicants would amend the GSA to eliminate the services in question as among those which Ameren Services is eligible to perform for the two operating utilities.

     17. As noted, AmerenUE and AmerenCIPS have pending in separate proceedings before the Commission a request to transfer AmerenUE's Illinois service area, and the assets related to its electric and gas retail utility businesses, to AmerenCIPS. In the event that the Commission and other applicable agencies approve that transfer, then AmerenCIPS would be the surviving gas and electric public utility in Illinois in the Ameren holding company system. In that event, only AmerenCIPS would remain as an Applicant requesting approval of the Agreement.

     WHEREFORE, AmerenUE and AmerenCIPS request that the Commission consent to and approve, pursuant to Section 7-101 of the Act, the Fuel and Natural Gas Services Agreement as set forth in Attachment 2 to this Application.


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                                        Respectfully submitted,




                                        ------------------------------
                                             Christopher W. Flynn
                                             Jones, Day, Reavis & Pogue
                                             77 W. Wacker
                                             Suite 3500
                                             Chicago, Illinois 60601
                                             312-782-3939 (voice)
                                             312-782-8585 (fax)


                                             Joseph H. Raybuck
                                             Attorneys for AmerenUE and
                                               AmerenCIPS
                                             1901 Chouteau Avenue
                                             P.O. Box 66149 (M/C 1310)
                                             St. Louis, Missouri 63166-6149
                                             Telephone: (314) 554-2976


                                             Fax: (314) 554-4014
                                             jraybuck@ameren.com
                                             -------------------


Dated:  November 22, 2000


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                            VERIFICATION FOR AMERENUE
                            -------------------------

     I, Thomas R. Voss, having first been duly sworn, state that I am a Senior Vice President of AmerenUE, that I have reviewed this Application, that I have authorized its filing, and that the facts contained therein are true and correct to the best of my knowledge, information, and belief.


                                             ----------------------------------
                                                  Thomas R. Voss


Subscribed and sworn to before me this                   day of November, 2000.
                                       -----------------


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                           VERIFICATION FOR AMERENCIPS
                           ---------------------------

     I, Gary L. Rainwater, having first been duly sworn, state that I am the President of AmerenCIPS, that I have reviewed this Application, that I have authorized its filing, and that the facts contained therein are true and correct to the best of my knowledge, information, and belief.


                                             ----------------------------------
                                                  Gary L. Rainwater


Subscribed and sworn to before me this                   day of November, 2000.
                                       -----------------


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